Amended

SEC 15026390 ISSION

AI ORT

FORM X-17A-5/A
PART III

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SEC FILE NUMBER
8- 66999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Key Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4900 Tiedeman Road
(No. and Street)

Brooklyn	Ohio	44144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Matt Gulla, Chief Financial Officer 216-813-6033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

950 Main Avenue, Suite 1800	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
5/20/15

OATH OR AFFIRMATION

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Key Investment Services LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors are classified as customer accounts (debits $0, credits $0)

CLAIRE PILDNER
Notary Public, State of Ohio
My Commission Expires March 28, 2015

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Securities and Exchange Commission

Washington, D.C 20549

Annual Audit Report

Year Ended December 31, 2014

Key Investment Services LLC
(Name of Respondent)

4900 Tiedeman Road

Brooklyn, Ohio 44144

(Address of principal executive office)

Mr. Matt Gulla
Chief Financial Officer
Key Investment Services LLC

4900 Tiedeman Road
Brooklyn, Ohio 44144
Telephone No. (216) 813-6033

Key Investment Services LLC

Financial Statements and Supplementary Information

December 31, 2014

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Key Investment Services LLC

We have audited the accompanying statement of assets, liabilities, and member's interest of Key Investment Services LLC, (the Company) as of December 31, 2014, and the related statements of operations, changes in member's interest, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Key Investment Services LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst & Young LLP

February 28, 2015

Key Investment Services LLC

Statement of Assets, Liabilities and Member's Interest

December 31, 2014

Assets		
Cash	$	4,993,766
Marketable securities, at fair value		23,233,603
Receivable from brokers, dealers, and clearing organizations		15,882,526
Fee receivable		2,164,746
Prepaid expenses		727,928
Furniture and equipment, net		218,191
Deferred tax assets, net		834,352
Income taxes due from Parent		315,262
Other assets		120,000
Total assets	$	48,490,374
Liabilities and Member's Interest		
Liabilities:		
Accrued compensation		6,650,337
Payable to Parent		2,627,064
Accrued contingency costs		470,766
Accrued clearing costs		705,484
Reserve for annuity and insurance sales		494,967
Other liabilities		667,869
Total liabilities		11,616,487
Member's Interest		36,873,887
Total liabilities and Member's interest	$	48,490,374

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Operations

Year Ended December 31, 2014

Revenues	
Commissions	$ 72,834,769
Principal transactions	1,070,447
Advisory fees	7,933,384
Other revenues	1,934,754
Total revenues	83,773,354
Expenses	
Employee compensation and benefits	48,932,808
Communications	1,108,660
Occupancy and equipment	10,104,181
Promotion and development	1,568,479
Floor brokerage and clearance	5,593,518
Corporate management fee expense	3,878,814
Taxes, other than income taxes	170,186
Other operating expenses	1,802,441
Total expenses	73,159,087
Income before income taxes	10,614,267
Provision for income taxes	3,998,414
Net increase in Member's interest resulting from operations	$ 6,615,853

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Changes in Member's Interest

Year Ended December 31, 2014

Balance at January 1, 2014	$ 29,792,183
Cumulative correction of prior periods financial statements	349,724
Balance at January 1, 2014, adjusted	$ 30,141,907
Net increase in Member's interest resulting from operations	6,615,853
Captial contributions from Parent	116,127
Balance at December 31, 2014	$ 36,873,887

See accompanying notes to financial statements.

Key Investment Services LLC

Statement of Cash Flows

Year Ended December 31, 2014

Operating activities:	
Net increase in Member's interest resulting from operations	$ 6,615,853
Adjustments to reconcile net increase in Member's interest to net cash provided by operating activities:	
Depreciation and amortization	116,527
Deferred income expense	453,311
Stock based compensation allocated from Parent, net	135,225
Changes in operating assets and liabilities:	
Decrease (increase) in receivable from brokers, dealers, and clearing organizations	(5,714,295)
Decrease (increase) in fee receivables	(118,797)
Decrease (increase) in marketable securities, fair value	(4,626)
Decrease (increase) in prepaid expenses	180,926
Decrease (increase) in receivable from Parent	423,324
Decrease (increase) in income taxes due from Parent	(329,909)
Increase (decrease) in accrued compensation	(528,581)
Increase (decrease) in securities sold, but not yet purchased	(4,131)
Increase (decrease) in accrued clearing costs	107,984
Increase (decrease) in accrued contingency costs	(896,336)
Increase (decrease) in intercompany payable to Parent	2,627,064
Increase (decrease) in provision for reserve in annuity & insurance sales	1,803,579
Increase (decrease) in for annuity & insurance sales	(1,904,711)
Increase (decrease) in other liabilities	323,974
Net cash provided by operating activities	3,286,381
Investing activities:	
Purchases of furniture and equipment	(164,448)
Increase in cash	3,121,933
Cash at beginning of fiscal year	1,871,833
Cash at end of fiscal year	$ 4,993,766
Non cash financing activities:	
Capital contribution from Parent	$ 116,127

See accompanying notes to financial statements.

1. Organization

Key Investment Services LLC (the Company), is an Ohio limited liability company whose sole member is KeyBank National Association (the Bank), which in turn is a wholly owned subsidiary of KeyCorp (the Parent). The Company is a registered full service introducing broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was formed on June 8, 2005 with a capital contribution of $1,000,000 on June 22, 2005. FINRA (formerly NASD) granted approval on November 17, 2005. The Company primarily sells investment company shares and fixed and variable rate annuity contracts through licensed/registered representatives located in some of the Bank's branches in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado and Utah. In addition to sales of investment company shares and annuity contracts, the Company sells corporate debt and equity securities, unit investment trusts, US government securities, managed products, and life insurance contracts.

The Company clears its securities transactions on a fully disclosed basis through Pershing, LLC.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes, particular to the accrual for contingencies, and reserves for annuity and insurance reserves. Actual results could differ from those estimates.

Cash

Cash is on deposit at the Bank. Cash balances may be held in excess of FDIC insurance limits, but the Company does not believe it is exposed to any credit risk.

Marketable Securities

Marketable securities, including primarily money market securities and mutual funds, are recorded on a settlement date basis which approximates trade date basis. Marketable securities are valued at quoted market prices which represents fair value.

2. Significant Accounting Policies (continued)

Receivable from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations represents commissions earned through the sales of various products net, of various clearing and administrative charges. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of amounts that are not expected to be collectible. In the opinion of management, at December 31, 2014, all receivables were considered collectible, and no allowance was necessary.

Stock Based Compensation

Stock-based compensation is measured using the fair value method of accounting. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter following the performance period) for awards granted in 2012 and after, and over a period of approximately four years (the current year performance period and a three-year vesting period, which generally starts in the first quarter following the performance period) for awards granted prior to 2012.

Employee stock options typically become exercisable at the rate of 25% per year beginning one year after the grant date. Options expire no later than ten years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

Stock-based payments are awarded by the Parent to employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

2. Significant Accounting Policies (continued)

Stock Based Compensation (continued)

The Parent uses shares repurchased under its annual capital plan submitted to the regulators (treasury shares) for share issuances under all stock-based compensation programs.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 3, Stock-Based Compensation.

Prepaid Expenses

Prepaid expenses include retention payments, licensing and regulatory fees, and insurance premiums that are being amortized over various periods ranging from twelve to twenty-four months.

Furniture and Equipment

Furniture and equipment are stated at cost less accumulated depreciation and amortization. The Company depreciates furniture and equipment using the straight-line method over the estimated useful lives of the particular assets. Accumulated depreciation and amortization on furniture and equipment totaled $268,990 at December 31, 2014.

Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. The Company files separate state tax returns.

Deferred income taxes are provided for temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements at the statutory tax rate.

Accounting for uncertainty in income taxes prescribes a comprehensive model for how companies should recognize, measure, present and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under this accounting guidance, tax positions are recognized in the financial statements when it is more likely than not,

2. Significant Accounting Policies (continued)

Income Taxes (continued)

the position will be sustained upon examination by the tax authorities. Such tax positions are initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Additionally, this guidance requires disclosure of an annual tabular roll forward of unrecognized tax benefits. The Company's management believes that there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2014. Refer to Note 5 (Income Taxes) for further discussion of the Company's income taxes.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, incentive compensation, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions are accrued on the settlement date basis and vary based on individual commission rates and production volume. Incentive compensation includes both discretionary and non-discretionary amounts. Discretionary amounts are accrued during the year based on estimated payouts. Non-discretionary amounts are accrued as pre-determined benchmarks are met.

Accrued Clearing Costs

Accrued clearing costs include various custodial and system fees charged by the Company's clearing firm as incurred.

Reserve for Annuity and Insurance Sales

The Company estimates a reserve against revenue related to certain annuity and insurance contracts that have the potential to be cancelled or returned at a future date. At December 31, 2014, the reserve for annuity and insurance sales was $494,967.

Revenue Recognition

The Company earns commission income through the sales of various securities products primarily consisting of investment company shares and fixed and variable rate annuity contracts.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Commission income and related expenses are recorded in the accompanying financial statements on a settlement date basis. No material differences resulted from recognizing revenue and related expenses on a settlement date basis, rather than on a trade date basis. Advisory fees are deferred and recognized as revenue in the period earned. The Company earns 12b-1 fees for promoting and distributing mutual funds, which are accrued as earned, with cash being received in the subsequent period. The 12b-1 fees are based on either the average daily fund net asset balances or average daily aggregate net fund sales, and are affected by the changes in the overall level of activity and mix of assets under management for the products sold.

Principal Transactions

Principal transactions are riskless principal trades entered into by the Company only when it has a confirmed customer order and are recorded on a settlement date basis, rather than on a trade date basis. No material differences resulted from recognizing revenue and related expenses on a settlement date basis, rather than on a trade date basis.

Fair Value Measurements

The Company follows the applicable accounting guidance for fair value measurements and disclosures for all applicable financial and nonfinancial assets and liabilities. This guidance defines fair value, establishes a framework for measuring fair value, expands disclosures about fair value measurements, and applies only when other guidance requires or permits assets or liabilities to be measured at fair value; the guidance does not expand the use of fair value to any new circumstances.

Accounting guidance defines fair value as the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the Company's principal (or most advantageous) market. In other words, fair value represents an exit price at the measurement date. Market participants are buyers and sellers who are independent, knowledgeable, and willing and able to transact in the principal (or most advantageous) market for the asset or liability being measured. Current market conditions, including imbalances between supply and demand, are considered in determining fair value.

The Company values its assets and liabilities based on the principal market where each would be sold (in the case of assets) or transferred (in the case of liabilities). The principal market is the

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

forum with the greatest volume and level of activity. In the absence of a principal market, the valuation is based on the most advantageous market (i.e., the market where the asset could be sold at a price that maximizes the amount to be received or the liability transferred at a price that minimizes the amount to be paid). In the absence of observable market transactions, management considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

In measuring the fair value of an asset, the Company assumes the highest and best use of the asset by a market participant – not just the intended use – to maximize the value of the asset. The Company also considers whether any credit valuation adjustments are necessary based on the counterparty's credit quality.

When measuring the fair value of a liability, the Company assumes that the transfer will not affect the associated nonperformance risk. Nonperformance risk is the risk that an obligation will not be satisfied and encompasses not only the Company's own credit risk (i.e., the risk that the Company will fail to meet its obligation), but also other risks such as settlement risk (i.e., the risk that upon termination or sale, the contract will not settle). The Company considers the effect of its own credit risk on the fair value for any period in which fair value is measured.

There are three acceptable techniques for measuring fair value: the market approach, the income approach and the cost approach. The appropriate technique for valuing a particular asset or liability depends on the exit market, the nature of the asset or liability being valued, and how a market participant would value the same asset or liability. Ultimately, selecting the appropriate valuation method requires significant judgment, and applying the valuation technique requires sufficient knowledge and expertise.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability. Inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for assets or liabilities classified as Level 2 are based on one or a combination of the following

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

factors: (a) quoted market prices for similar assets or liabilities; (b) observable inputs, such as interest rates or yield curves; or (c) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. The Company considers an input to be significant if it drives 10% or more of the total fair value of a particular asset or liability. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date, as the inputs may be influenced by certain market conditions. Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. At a minimum, the Company conducts its valuations monthly.

Additional information regarding fair value measurements and disclosures is provided in Note 9, *Fair Value Measurements.*

Subsequent Events

In preparing these financial statements, subsequent events were evaluated through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed to financial statement users or filed with the SEC. In compliance with applicable accounting standards, all material subsequent events have been either recognized in the financial statements or disclosed in the notes to the financial statements.

Accounting Guidance Pending Adoption at December 31, 2014

Revenue recognition. In May 2014, the FASB issued new accounting guidance that revises the criteria for determining when to recognize revenue from contracts with customers and expands disclosure requirements. This accounting guidance will be effective for interim and annual reporting periods beginning after December 15, 2016 (effective January 1, 2017, for the Company) and can be implemented using either a retrospective method or a cumulative-effect approach. Early adoption is not permitted. The Company has elected to implement the new accounting guidance using a cumulative-effect approach. The Company's preliminary analysis suggests that the adoption of this accounting guidance is not expected to have a material effect on its financial condition or results of operations. There are many aspects of the new accounting

Accounting Guidance Pending Adoption at December 31, 2014 (continued)

guidance that are still being interpreted, and therefore, the results of the Company's materiality analysis may change based on the conclusions reached as to the application of the new guidance.

Cumulative Correction of Prior Periods Financial Statements

During 2014, it was discovered that stock and restricted stock-based compensation awarded to certain employees of the Company by its Parent were not being properly recognized in the Company's financial statements. FASB Accounting Standard of Codification (ASC) No. 718 requires stock-based compensation expense for the Parent to be pushed down to the Company in the form of a capital contribution or settled in cash. Accordingly, the Company adjusted the January 1, 2014 balance of member's interest by $349,724, net of related income tax benefits, associated with the outstanding stock-based compensation awards as of January 1, 2014.

3. Stock Based Compensation

The Parent has long-term incentive award plans that provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other awards which may not be denominated or payable in or valued by reference to our common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company. At December 31, 2014, the Parent had 79,938,471 common shares available for future grant under its compensation plans. These incentive compensation plans are administered by the Parent. In accordance with a resolution adopted by the Compensation and Organization Committee of the Parent's Board of Directors, the Parent may not grant options to purchase common shares, restricted stock or other shares under any long-term compensation plan in an aggregate amount that exceeds 6% of the Parent's outstanding common shares in any rolling three-year period.

Total compensation expense recognized by the Company for the long-term compensation plans was $203,883 for 2014. The total income tax benefit recognized in the income statement for these plans was $75,844 for 2014. Stock-based compensation expense related to awards granted to employees is recorded in employee compensation and benefit in the Statement of Operations.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than

3. Stock Based Compensation (continued)

Stock Options (continued)

ten years from, the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The Parent determines the fair value of options granted using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

The Black-Scholes model requires several assumptions, which the Parent developed and updated based on historical trends and current market observations. The Parent's determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2014 are shown in the following table.

Year ended December 31,	2014
Average option life	6.2 years
Future dividend yield	1.70%
Historical share price volatility	0 .497
Weighted-average risk-free interest rate	1.9%

Under the Parent's 2013 Equity Compensation Plan, their Compensation and Organization Committee has the authority to approve all stock option grants, but may delegate some of its authority to grant awards from time to time. The committee has given the Parent's Chief Executive Officer the authority to grant equity awards, including stock options, to any employee who is not designated an "officer" for purposes of Section 16 of the Exchange Act. No more than 3,000,000 common shares may be issued under this authority.

3. Stock Based Compensation (continued)

Stock Options (continued)

The following table summarizes activity, pricing and other information for the Company's stock options for the year ended December 31, 2014.

	Number of Options	Weighted-Average Exercise Price Per Option	Weighted-Average Remaining Life (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2013	79,839	$13.10		
Granted	2,907	12.92		
Exercised	(23,173)	9.87		
Lapsed or canceled	(4,534)	15.47		
Outstanding at December 31, 2014	55,039	$14.26	5.25	$192,906
Expected to vest	19,755	$9.14	7.4	$94,005
Exercisable at December 31, 2014	33,928	$17.42	3.88	$93,308

(a) The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. At December 31, 2014, the fair value of the underlying stock was less than the weighted-average exercise price per option.

The weighted-average grant-date fair value of options was $5.26 for options granted during 2014. Stock option exercises numbered 23,173 in 2014. The aggregate intrinsic value of exercised options was $96,120 for 2014. As of December 31, 2014, unrecognized compensation

3. Stock Based Compensation (continued)

Stock Options (continued)

cost related to nonvested options expected to vest under the plans totaled $22,458. The Company expects to recognize this cost over a weighted-average period of 2.2 years. Cash received by the Parent from options exercised was $228,678 in 2014. The actual tax benefit realized for the tax deductions from options exercised totaled $12,598 for 2014.

Long-Term Incentive Compensation Program

The Parent's Incentive Compensation Program (the "Program") rewards senior executives critical to our long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless Key attains defined performance levels.

No performance units were scheduled to vest during 2014. Therefore, no corresponding payments were made.

The following table summarizes activity and pricing information for the nonvested shares in the Program for the year ended December 31, 2014.

3. Stock Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

	Vesting Contingent on Service Conditions			Vesting Contingent on Performance and Service Conditions		
	Number of Nonvested Shares		Weighted-Average Grant-Date Fair Value	Number of Nonvested Shares		Weighted-Average Grant-Date Fair Value
Outstanding at December 31, 2013	51,158	$	8.89	28,659	$	12.57
Granted	7,820		12.92	4,002		13.33
Vested	(18,561)		8.95	(7,446)		13.20
Forfeited	(4,442)		8.82	(1,833)		13.28
Outstanding at December 31, 2014	35,975	$	9.68	23,382	$	12.75

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of our common shares on the grant date.

Unlike time-lapsed and performance-based restricted stock or units, the Company does not pay dividends during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The weighted-average grant-date fair value of awards granted under the Program was $13.06 during 2014. As of December 31, 2014, unrecognized compensation cost related to nonvested shares expected to vest under the Program totaled $225,763. The Company expects to recognize this cost over a weighted-average period of 2.11 years. The total fair value of shares vested was $264,517 in 2014.

4. Related-Party Transactions

In the ordinary course of business, the Company enters into transactions with the Bank and its affiliates.

4. Related-Party Transactions (continued)

The Bank and affiliated companies provide certain support services to the Company. Services include legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, and computer processing. The Company may be provided these services under one or more service agreements with the respective providing affiliate. Charges from affiliates for 2014 were:

Occupancy and equipment	$ 6,533,704
Communications	975,439
Corporate management fee	3,878,814
Corporate computer processing and technology services	2,161,486
	$ 13,549,443

Of the expenses recorded above, $2,489,442 is due to the Parent at December 31, 2014, and included in the payable to Parent in the accompanying statement of assets, liabilities and member's interest.

5. Income Taxes

The Company is a single member LLC treated for tax purposes as a division of the Bank and therefore is included in the consolidated federal income tax return filed by the Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis.

5. Income Taxes (continued)

The Company files separate state tax returns. Income taxes included in the statement of operations are summarized below:

Current:	
Federal	$ 3,223,564
State	321,539
Total current	3,545,103
Deferred:	
Federal	411,531
State	41,780
Total deferred	453,311
Total income tax expense	$ 3,998,414

The difference between income taxes and the amount computed by applying the statutory Federal tax rate of 35% to income before taxes is as follows:

	Amount	Tax Rate
Expected income tax at U.S. statutory tax rate	$ 3,714,993	35.0%
State taxes, net of federal tax benefit	236,157	2.2
Disallowed meals and entertainment	36,674	0.3
Other	10,590	0.1
Income tax expense	$ 3,998,414	37.6%

The deferred income tax expense (benefit) for the year ended December 31, 2014, consists of the following:

Employee compensation accruals	$ 88,404
Prepaid expenses	203,792
State taxes	(21,100)
Furniture and equipment	32,260
Accruals	149,955
Total deferred tax expense	$ 453,311

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2014 are as follows:

Deferred tax assets:	
Employee compensation accruals	$ 1,133,763
Total deferred tax assets	$ 1,133,763
Deferred tax liabilities:	
State Taxes	$ 6,778
Prepaid Expenses	267,250
Furniture and equipment	25,383
Total deferred tax liabilities	299,411
Total deferred tax assets, net	$ 834,352

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore, recorded. This evidence includes taxable income in prior periods, projected future taxable income and projected future reversals of deferred tax items. Based on these criteria, the Company currently believes it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

During the year ended December 31, 2014, the Company paid the Parent $3,887,837 for Federal and State income taxes. At December 31, 2014, the Company had a $315,262 intercompany receivable from the Parent for Federal and State income taxes.

The Company's management believes that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2014.

6. Commitments and Contingencies

Since the Company is an introducing broker-dealer, securities transactions are processed by a clearing broker-dealer on a fully disclosed basis. Therefore, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The services provided by the clearing broker-dealer include the execution of certain securities transactions, the preparation of customer trade confirmations, the maintenance of customer accounts, and the custody and delivery of securities. In conjunction with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. No losses from such contingencies have been incurred or are anticipated by management for the year ended December 31, 2014.

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates both that a loss is probable and that the amount of loss can be reasonably estimated. Three investigations that may have a material impact on the Company are ongoing. The first involves an investigation by the Financial Industry Regulatory Authority's Enforcement Division concerning the sales practices of some the Company's representatives in selling certain unit investment trusts. The second involves FINRA's Enforcement Division's investigation of the Company's practices in crediting unit investment trust purchasers with rollover and break point discounts. The third involves an internal investigation of whether the Company properly credited advisory account customers with 12b-1 fees paid to the Company. Management has set reserves for these matters which it believes to be adequate to cover the Company's potential liability. However, in light of the inherent uncertainty in legal proceedings there can be no assurance that the ultimate resolution will not exceed established reserves. As a result, the outcome of a particular matter, or a combination of matters, may be material to our results of operations for a particular period, depending upon the size of the loss of our income for that particular period. Any such accruals are adjusted thereafter as appropriate to reflect the changed circumstances. As of December 31, 2014, the aggregate accrual for all legal proceedings that met the standard for establishing such an accrual was approximately $470,766.

We continually monitor and reassess the potential materiality of these other litigation matters. We note, however, that in light of the inherent uncertainty in legal proceedings there can be no assurance that the ultimate resolution will not exceed established reserves. As a result, the outcome of a particular matter, or a combination of matters, may be material to our results of operations for a particular period, depending upon the size of the loss or our income for that particular period.

7. Net Capital Requirements

The Company is subject to the uniform net capital rule under the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds 15 times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its "net capital ratio" (as defined) exceeds 12 to 1. The Company may also be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

As an introducing broker-dealer, the Company is required to maintain minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the minimum amount required was $774,433. At December 31, 2014, the Company's net capital was $31,332,721, which was $30,558,288 in excess of its required net capital and the Company's aggregate indebtedness to net capital ratio was 0.37 to 1.

8. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the Company to distribute a discretionary annual profit-sharing contribution, which was accrued at 2.0% of eligible compensation for 2014 for employees eligible on the last business day of the plan year. For the year ended December 31, 2014, the Company's allocated contribution expense from the Parent was $2,621,821, included in employee compensation and benefits on the accompanying statement of operations.

Effective December 31, 2009, the Parent amended its pension plans to freeze all benefit accruals and close the plans to new employees. The Company will continue to credit participants' existing account balances for interest until they receive their plan benefits. Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans, and postretirement health care and life insurance plans established by the Parent. The costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. The Company's allocated cost for the year ended December 31, 2014 was $2,053,213, included in employee compensation and benefits in the accompanying statement of operations.

9. Fair Value Measurements

Fair Value Determination

As defined in the applicable accounting guidance, fair value is the price to sell an asset or transfer a liability in an orderly transaction between market participants in the Company's principal market. The Company has established and documented its process for determining the fair values of its assets and liabilities, where applicable. Fair value is based on quoted market prices, when available, for identical or similar assets or liabilities. In the absence of quoted market prices, management determines the fair value of the Company's assets and liabilities using pricing models (either by a third party pricing service or internally) or quoted prices of similar securities. Both of these approaches rely on market-based parameters when available, or unobservable inputs. Unobservable inputs may be based on management's judgment, assumptions and estimates related to credit quality, liquidity, interest rates and other relevant inputs.

Valuation adjustments, such as those pertaining to counterparty and the Company's own credit quality and liquidity, may be necessary to ensure that assets and liabilities are recorded at fair value. Credit valuation adjustments are made when market pricing does not accurately reflect the counterparty's credit quality.

Management makes liquidity valuation adjustments to the fair value of certain assets to reflect the uncertainty in the pricing and trading of the instruments when they are unable to observe recent market transactions for identical or similar instruments. Liquidity valuation adjustments are based on the following factors:

- the amount of time since the last relevant valuation;
- whether there is an actual trade or relevant external quote available at the measurement date; and
- Volatility associated with the primary pricing components.

The Company ensures that its fair value measurements are accurate and appropriate by relying upon various controls, including:

- an independent review and approval of valuation models and assumptions;
- recurring detailed reviews of profit and loss; and

9. Fair Value Measurements (continued)

Fair Value Determination (continued)

- a validation of valuation model components against benchmark data and similar products, where possible.

On a quarterly basis, management reviews any changes to its valuation methodologies to ensure they are appropriate and justified, and refines its valuation methodologies as more market-based data becomes available. Formal documentation in the form of fair value valuation methodologies are prepared detailing the asset or liability class and related general ledger accounts, valuation techniques, fair value hierarchy level market participants, accounting methods, valuation methodology, group responsible for valuations, and valuation inputs. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period.

Qualitative Disclosures of Valuation Techniques

Marketable Securities. Marketable securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities. Marketable securities are classified as Level 2 if quoted prices for identical securities are not available, and the Company determines fair value using pricing models (either by a third party pricing service or internally) or quoted prices of similar securities. These instruments include money market securities, unit investment trusts (UIT) and mutual funds, which are valued using Net asset value provided by the mutual fund companies where the positions are held. Marketable securities are classified as Level 3 when there is limited activity in the market for a particular instrument. In such cases, the Company uses pricing models based on certain assumptions to determine fair value. There are currently no financial instruments that are measured at fair value on a recurring or nonrecurring basis that utilize Level 3 inputs.

Other Financial Assets and Liabilities

Cash balances are valued at carrying amount, which equals fair value. Receivables from brokers, dealers, and clearing organizations are reported at carrying value which approximates fair value. The value of securities sold, but not yet purchased is driven by the valuation of the underlying securities. The underlying securities may include equity securities which are valued using quoted market prices in an active market for identical

9. Fair Value Measurements (continued)

Other Financial Assets and Liabilities (continued)

securities, resulting in a Level 1 classification. If quoted prices for identical securities are not available, fair value is determined by using pricing models or quoted prices of similar securities, resulting in a Level 2 classification.

Qualitative Disclosures of Valuation Techniques

On a quarterly basis, management validates the pricing valuation received from the broker dealer of record to ensure the fair value determination is consistent with the applicable accounting guidance and that the assets are properly classified in the fair value hierarchy. To perform this validation, management substantiates the fair values determined for a sample of securities by comparing the fair value provided by the broker dealer of record to prices from other independent sources for the same or similar securities.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents these assets and liabilities at December 31, 2014.

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis				
Total assets on a recurring basis at fair value:				
Money market accounts	$ –	$23,231,043	$ –	$23,231,043
UITs	–	1,160	–	$1,160
Mutual funds	–	1,400	–	1,400
Total (a)	$ –	$23,233,603	$ –	$23,233,603

There were no transfers between Level 1 and Level 2 or in and out of Level 3 during 2014.

Supplementary Information

Key Investment Services LLC

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

As of December 31, 2014

NET CAPITAL		
Total Member's interest qualified for net capital		$ 36,873,887
DEDUCTIONS AND OTHER CHARGES:		
Nonallowable assets:		
Furniture and equipment	$ (218,191)	
Prepaid expenses	(727,928)	
Deferred tax assets	(834,352)	
Fee receivable	(2,164,746)	
Other assets	(1,130,944)	
		(5,076,161)
HAIRCUTS ON SECURITIES AND INVENTORY		(465,005)
NET CAPITAL		$31,332,721
AGGREGATE INDEBTEDNESS- Items included in statement of financial condition:		
Liabilities	$ 11,616,487	
		$11,616,487
DIVIDED BY		15
MINIMUM NET CAPITAL REQUIREMENT		$774,433
MINIMUM DOLLAR REQUIREMENT		$250,000
NET CAPITAL REQUIREMENT		$ 774,433
EXCESS NET CAPITAL		$30,558,288
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.37 TO 1

NOTE: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed on the amended Form X-17A-5 by the Company

Key Investment Services LLC

Schedule II

Statement Regarding Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraphs (k)(2)(ii) of that Rule.

Key Investment Services LLC's Exemption Report

Key Investment Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. { 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. { 240.15c33 under the following provisions of 17 C.F.R. { 240.15c3-3 (k): [(2)(ii)];
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. { 240.15c3-3(k) throughout the most recent fiscal year except as described in the subsequent pages.

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: [signature]

Title: CFO

February 28, 2015

Date of Deposit	Number of checks	Dollar Amount	Reason	Resolution
6/2/14	1	$341,845.56	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/4/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/5/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/6/14	1	$897.96	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/6/14	1	$4,584.87	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/6/14	1	$5,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/10/14	1	$200,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/10/14	4	$2,295,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/11/14	1	$1,000,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/17/14	1	$10,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/17/14	1	$15,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/17/14	1	$25,055.17	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/19/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/19/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/19/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/20/14	1	$5,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/23/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/24/14	1	$100,362.30	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/25/14	1	$55,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/27/14	1	$220,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

7/2/14	1	$70,129.77	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/7/14	1	$21,264.38	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/8/14	1	$2,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/14/14	1	$45,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/15/14	1	$2,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/16/14	1	$41,654.55	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/21/14	1	$45,393.61	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/21/14	1	$97,875.65	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/22/14	1	$125.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/22/14	1	$25,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/23/14	1	$20,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/23/14	1	$41,150.86	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$8,052.68	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$65,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$120,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/25/14	1	$17,759.36	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/28/14	1	$112,767.24	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/28/14	1	$200,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/29/14	2	$305,225.61	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/1/14	1	$175,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

8/20/14	1	$27,543.51	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/21/14	1	$40,333.86	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/26/14	1	$52,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/27/14	1	$8,437.60	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/28/14	1	$43,448.38	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/5/14	1	$16,860.45	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/8/14	1	$20,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/9/14	1	$100,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/15/14	2	$269,683.96	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/16/14	1	$9,800.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/17/14	1	$30,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/22/14	1	$19,160.83	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/23/14	1	$1,773.63	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/23/14	1	$15,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/23/14	1	$39,458.42	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/24/14	1	$1,300.02	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/29/14	1	$33,442.45	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/1/14	1	$25,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/1/14	1	$29,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/1/14	1	$215,659.80	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/2/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

10/2/14	1	$22,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/2/14	1	$90,774.34	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/6/14	1	$400.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/7/14	1	$100.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/7/14	1	$2,500.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/10/14	1	$150,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/14/14	1	$150,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/15/14	1	$18,161.14	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/16/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/16/14	1	$118,450.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/20/14	1	$40,958.74	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/20/14	1	$126,422.84	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/24/14	1	$7,322.85	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/27/14	1	$51,875.98	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/30/14	1	$10,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/3/14	1	$200.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/3/14	1	$174,402.92	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/10/14	1	$42,500.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/10/14	2	$121,093.16	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/14/14	1	$300,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/17/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

11/21/14	1	$30,241.82	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/24/14	1	$68,488.19	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/25/14	1	$5,108.15	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/10/14	1	$7,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/15/14	1	$30,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/16/14	1	$11,063.57	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/17/14	1	$6,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2015

Key Investment Services

Key Investment Services LLC
Member FINRA/SPIC

4900 Tiedeman Rd.
Brooklyn, OH 44144
OH-01-49-0215
Toll Free: 888-KIS-2YOU
Fax: 216.357.6437

SEC MAIL PROCESSING SECTION
RECEIVED
APR 13 2015
WASH. D.C.
194

April 10, 2015

Key Investment Services LLC
4900 Tiedeman Rd.
Brooklyn, OH 44144

To whom it may concern:

As part of our annual audit filing we submitted our 2014 Exemption Report on March 1st, 2015. The firm would like to amend its initial filing to more accurately reflect the period covered within the exemption report. On the initial filing it was noted that Key Investment Services LLC met the identified exemption provisions in 17 C.F.R. {240.15c3-3(k) "throughout the most recent fiscal year," however, it should have stated "for the period from June 1, 2014 through December 31, 2014."

Due to this we are amending our initial filing with the attached filing that has the revised language to better reflect the period covered in the exemption report. No other differences are noted other than the period covered of the exemption report.

Sincerely,

Matt Gulla
CFO
Key Investment Services LLC

EY
Building a better working world

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Key Investment Services LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision for the period from June 1, 2014 through December 31, 2014, except as described in its exemption report. Management of the Company is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2015

Key Investment Services LLC's Exemption Report

Key Investment Services LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. { 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. { 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. { 240.15c3-3 under the following provisions of 17 C.F.R. { 240.15c3-3 (k): [(2)(ii)];
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. { 240.15c3-3(k) for the period from June 1, 2014 through December 31, 2014 except as described in the subsequent pages.

I, Matt Gulla, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: CFO

February 28, 2015

Date of Deposit	Number of checks	Dollar Amount	Reason	Resolution
6/2/14	1	$341,845.56	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/4/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/5/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/6/14	1	$897.96	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/6/14	1	$4,584.87	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/6/14	1	$5,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/10/14	1	$200,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/10/14	4	$2,295,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/11/14	1	$1,000,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/17/14	1	$10,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/17/14	1	$15,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/17/14	1	$25,055.17	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/19/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/19/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/19/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/20/14	1	$5,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/23/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/24/14	1	$100,362.30	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/25/14	1	$55,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
6/27/14	1	$220,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

7/2/14	1	$70,129.77	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/7/14	1	$21,264.38	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/8/14	1	$2,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/14/14	1	$45,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/15/14	1	$2,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/16/14	1	$41,654.55	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/21/14	1	$45,393.61	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/21/14	1	$97,875.65	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/22/14	1	$125.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/22/14	1	$25,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/23/14	1	$20,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/23/14	1	$41,150.86	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$8,052.68	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$65,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/24/14	1	$120,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/25/14	1	$17,759.36	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/28/14	1	$112,767.24	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/28/14	1	$200,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
7/29/14	2	$305,225.61	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/1/14	1	$175,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

8/20/14	1	$27,543.51	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/21/14	1	$40,333.86	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/26/14	1	$52,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/27/14	1	$8,437.60	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
8/28/14	1	$43,448.38	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/5/14	1	$16,860.45	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/8/14	1	$20,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/9/14	1	$100,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/15/14	2	$269,683.96	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/16/14	1	$9,800.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/17/14	1	$30,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/22/14	1	$19,160.83	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/23/14	1	$1,773.63	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/23/14	1	$15,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/23/14	1	$39,458.42	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/24/14	1	$1,300.02	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
9/29/14	1	$33,442.45	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/1/14	1	$25,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/1/14	1	$29,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/1/14	1	$215,659.80	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/2/14	1	$1,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

10/2/14	1	$22,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/2/14	1	$90,774.34	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/6/14	1	$400.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/7/14	1	$100.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/7/14	1	$2,500.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/10/14	1	$150,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/14/14	1	$150,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/15/14	1	$18,161.14	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/16/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/16/14	1	$118,450.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/20/14	1	$40,958.74	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/20/14	1	$126,422.84	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/24/14	1	$7,322.85	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/27/14	1	$51,875.98	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
10/30/14	1	$10,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/3/14	1	$200.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/3/14	1	$174,402.92	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/10/14	1	$42,500.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/10/14	2	$121,093.16	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/14/14	1	$300,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/17/14	1	$50,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action

11/21/14	1	$30,241.82	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/24/14	1	$68,488.19	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
11/25/14	1	$5,108.15	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/10/14	1	$7,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/15/14	1	$30,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/16/14	1	$11,063.57	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action
12/17/14	1	$6,000.00	Untimely deposit to Clearing Account	Escalated to Compliance for Disciplinary Action